Exhibit Q1

Series 2
Distributions per share for which record date passed during
the period:
73B	Distributions of capital gains $3.63
Distributions of capital gains for a second class of open-end company shares $3.20

Series 3
Distributions per share for which record date passed during
the period:
73B	Distributions of capital gains $0.19
Distributions of capital gains for a second class of open-end company shares $0.12